UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AeroGrow International, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00768M103
(CUSIP Number)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 2401 E. 2nd Avenue, #600 Denver, CO 80206 (303) 302-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

SCHEDULE 13D

CUSIP No. 00768M103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,942,856 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,942,856 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 00768M103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,942,856 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,942,856 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 00768M103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,942,856 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,942,856 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942,856 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

The Schedule 13G filed on January 12, 2009 by Lazarus Investment Partners LLLP relating to the shares of common stock, par value $0.001 per share of AeroGrow International, Inc. is hereby amended on this Schedule 13D as set forth below.

Item 1.      Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of AeroGrow International, Inc., a Nevada corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.

Item 2.      Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partnership”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the general partner of Lazarus Partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partnership. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partnership.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 2401 E. 2nd Avenue, #600, Denver, Colorado 80206. Mr. Borus is a United States citizen.

The principal business of Lazarus Partnership is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

The Reporting Persons used a combination of sources to purchase shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and a warrant to purchase shares of Series A Stock (the “Warrant”).  The Reporting Persons exchanged securities of the Issuer held by the Reporting Persons that were valued by the Issuer at approximately $497,000 and made a cash payment out of personal funds in the amount of $650,000 for a total of 1,147 shares of Series A Stock and a Warrant for 574 shares of Series A Stock.  In connection with this transaction and on the same date, the Reporting Persons distributed a portion of the Series A Stock and Warrant then held to a former limited partner effective as of June 30, 2009.  As a result, as of June 30, 2009, the Reporting Persons hold 860 shares of Series A Stock and a Warrant to purchase 428 shares of Series A Stock.

Item 4.       Purpose of Transaction.

      (a)-(i) The purpose of the transaction was to acquire the Series A Stock and Warrant.  Each Warrant has a term of five (5) years with an exercise price of $1,250 per share.  The Reporting Persons may exercise the Warrant at any time.  At the election of the Reporting Persons, each share of Series A Stock is convertible into 5,000 shares of the Issuer’s common stock, subject to customary anti-dilution adjustments.  The holders of the Series A Stock, in aggregate, are entitled to appoint three (3) directors to the board of directors of the Issuer.  In connection with the transactions, the Issuer amended its bylaws to render the Nevada control share statute inapplicable to the Issuer.  The holders of Series A Stock are entitled to vote alongside the holders of the Issuer’s common stock on an as-converted-to common stock basis.  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.  The holders of the Series A Stock, in aggregate and voting as a separate class, are entitled to vote on certain corporate transactions of the Issuer including, without limitation, any amendments to the Issuer’s bylaws or articles of incorporation and the creation of any equity securities senior to the Series A Stock.  The description of the terms of the Series A Stock are qualified in their entirety by reference to the Issuer’s Certificate of Designations filed with the Nevada Secretary of State on June 29, 2009 (which is included as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4).  The description of the terms of the Warrant are qualified in their entirety by reference to the Issuer’s Form of Series A Preferred Stock Warrant (which is included as Exhibit C to this Schedule 13D and is incorporated by reference into this Item 4).

Item 5.      Interest in Securities of the Issuer.

(a)  As of the date hereof, Lazarus Partnership may be deemed to be the beneficial owner of an aggregate of 6,942,856 shares of common stock, including shares of common stock issuable upon conversion of the 860 shares of Series A Stock, 428 shares of Series A Stock underlying the Warrant, and 502,856 shares held directly.  The aggregate number of shares of common stock of the Issuer the Reporting Persons beneficially own represents 36.8% of the Issuer’s outstanding common stock after exercise of the Warrant and conversion of the Series A Stock based on 12,425,249 shares of such common stock outstanding, 6,836 shares of Series A Stock outstanding, and warrants to purchase 3,414 shares of Series A Stock outstanding.

Lazarus Management, as the managing partner of Lazarus Partnership, may be deemed to have voting control and investment discretion over securities owned by Lazarus Partnership.

Mr. Borus, as the managing member of Lazarus Management, may also be deemed to beneficially own the shares of common stock beneficially owned by Lazarus Partnership.

The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partnership.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  On June 30, 2009, Lazarus Partnership entered into a privately-negotiated agreement with the Issuer pursuant to which it acquired 1,147 shares of Series A Stock and a Warrant to purchase 574 shares of Series A Stock.  Lazarus Partnership paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share for each share of Series A Stock purchased.  On June 30, 2009, Lazarus Partnership distributed a portion of these securities to a former limited partner and as a result, holds 860 shares of Series A Stock and a Warrant to purchase 428 shares of Series A Stock.

(d)  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e)  Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partnership and the Issuer entered into an Investor Rights Agreement on June 30, 2009 (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer agreed to grant certain registration rights on the shares of common stock underlying the Series A Stock to Lazarus Partnership.  The description of the terms of the Investor Rights Agreement are qualified in their entirety by reference to the Investor Rights Agreement (which is included as Exhibit D to this Schedule 13D and is incorporated by reference into this Item 6).

Item 7.      Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of July 23, 2009, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

Exhibit B:	Certificate of Designations (Incorporated by reference to Exhibit 3.7 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

Exhibit C:	Form of Series A Preferred Stock Warrant (Incorporated by reference to Exhibit 4.19 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

Exhibit D:	Investor Rights Agreement (Incorporated by reference to Exhibit 4.20 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2009

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of AeroGrow International, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 23, 2009

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus